UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Warrior Met Coal, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38061	81-0706839
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

16243 Highway 216
Brookwood, Alabama 35444
(Address of principal executive offices)

Dale W. Boyles
(205) 554-6150
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
Rule 13p-1 under the Securities Exhibit Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __.
Rule 13q-1 under the Securities Exhibit Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

    The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

Section 3 – Exhibits

Item 3.01. Exhibits

    The following exhibit is filed as part of this report.

Exhibit No.	Exhibit Description
2.01	Resource Extraction Payment Report

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Warrior Met Coal, Inc.

Date: September 26, 2024                 By:      /s/ Dale W. Boyles
                                Dale W. Boyles
                                Chief Financial Officer

Exhibit 2.01

Resource Extraction Payment Report

The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, made for each project of the resource extraction issuer relating to the commercial development of oil, natural gas, or minerals:	Project: Alabama coal operations
(A) Taxes: $27,078,340
Corporate income taxes - $27,014,140 (1)
Federal black lung excise taxes - $64,200
(B) Royalties: $0
(C) Fees: $658,928 (2)
(D) Production entitlements: $0
(E) Bonuses: $0
(F) Dividends: $0
(G) Payments for infrastructure improvements: $0
(H) Community and social responsibility payments that are required by law or contract: $0
The type and total amount of such payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD, for all projects made to each government:	See above for amount of payments; all payments were made to the U.S. Federal Government as specified below.
The total amounts of the payments, by payment type listed in paragraph (d)(9)(iii) of Item 2.01 of Form SD:	See above.
The currency used to make the payments:	U.S. dollars
The fiscal year in which the payments were made:	Fiscal year ended December 31, 2023
The business segment of the resource extraction issuer that made the payments:	Mining
The governments (including any foreign government or the Federal Government) that received the payments and the country in which each such government is located:	U.S. Federal Government in the United States of America
The project of the resource extraction issuer to which the payments relate:	Alabama coal operations
The particular resource that is the subject of commercial development:	Coal
The method of extraction used in the project:	Underground mining
The major subnational political jurisdiction of the project:	Alabama, United States of America

(1)Warrior Met Coal, Inc. (the “Company”) files a consolidated income tax return in the U.S., which includes all U.S. entities. The U.S. Federal Government levies corporate income taxes at the consolidated group level rather than on a per-project basis. Accordingly, the Company has disclosed payments of taxes at the U.S. consolidated group level. The payments relate not to a particular project but to the consolidated U.S. income of the Company.
(2)Represents federal reclamation fees.